Exhibit 99.2

The information in this preliminary prospectus supplement is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

[FORM OF PROSPECTUS SUPPLEMENT TO BE USED IN

CONJUNCTION WITH FUTURE PREFERRED STOCK OFFERINGS]

PROSPECTUS SUPPLEMENT

(to Prospectus dated                  , 20    )

$

TICC Capital Corp.

Series [    ] Preferred Stock

Liquidation Preference $                 Per Share

We are a closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. We are principally engaged in providing capital to primarily non-public small to mid-size companies. Our investment objective is to maximize our portfolio’s total return.

All of the          shares of Series [            ] preferred stock, or the preferred stock, offered by this prospectus supplement are being sold by us. Each share of preferred stock has a liquidation preference of $                 per share, and the share of preferred stock are subject to redemption at the option of the holder as described in this prospectus supplement. [We have applied to list the Series [            ] Preferred Stock on              [so that trading on the exchange will begin within days after the date of this prospectus supplement, subject to notice of issuance. Prior to the expected commencement of trading on                             , the underwriters to not intend to make a market in our preferred stock. Consequently, it is anticipated that, prior to the commencement of trading on , an investment in our preferred stock will be illiquid and holders thereof may not be able to sell such shares as it is unlikely that a secondary market for our preferred stock will develop. If a secondary market does develop prior to the commencement of trading on                             , holders of our preferred stock may be able to sell such shares only at substantial discounts from their liquidation preference.] The trading symbol for our preferred stock will be “         ”.]

Our common stock is traded on the NASDAQ Global Select Market under the symbol “TICC.” On             , 20    , the last reported sales price on the NASDAQ Global Select Market for our common stock was $             per share. We are required to determine the net asset value per share of our common stock on a quarterly basis. Our net asset value per share of our common stock as of [                    ] was $[      ].

An investment in our preferred stock is subject to risks and involves a heightened risk of total loss of investment. In addition, the companies in which we invest are subject to special risks. See “Risk Factors” beginning on page [    ] of the accompanying prospectus to read about factors you should consider, including the risk of leverage, before investing in our preferred stock.

Please read this prospectus supplement and the accompanying prospectus before investing in our preferred stock and keep each for future reference. This prospectus supplement and the accompanying prospectus contain important information about us that a prospective investor ought to know before investing in our preferred stock. We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. This information is available free of charge by contacting us at 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830 or by telephone at (203) 983-5275, or on our website at http://www.ticc.com. Information contained on our website is not incorporated by referenced into this prospectus supplement or the accompanying prospectus, and you should not consider information contained on our website to be part of this prospectus supplement or the accompanying prospectus. The Securities and Exchange Commission also maintains a website at http://www.sec.gov that contains information about us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Sales Load (Underwriting Discounts and Commissions)	$	$
Proceeds to the Company (before expenses)	$	$

[In addition, the underwriters may purchase up to an additional              shares of preferred stock from us at the public offering price, less the underwriting discount, within          days of the date of this prospectus supplement to cover overallotments. If the underwriters exercise this option in full, the total public offering price will be $            , the total underwriting discount (sales load) paid by us will be $            , and total proceeds, before expenses, will be $            .]

The underwriters expect to deliver the shares on or about                     , 20     .

Prospectus Supplement dated                     , 20    .

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the terms of this offering of preferred stock and also adds to and updates information contained in the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information and disclosure. To the extent the information contained in this prospectus supplement differs from or is additional to the information contained in the accompanying prospectus, you should rely only on the information contained in this prospectus supplement. Please carefully read this prospectus supplement and the accompanying prospectus together with the additional information described under the headings “Where You Can Find Additional Information” and “Risk Factors” included in this prospectus supplement and the accompanying prospectus, respectively, before investing in our common stock.

Neither we nor the underwriters have authorized any dealer, salesman or other person to give any information or to make any representation other than those contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or a solicitation of any offer to buy any security other than the registered securities to which they relate, nor do they constitute an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction or to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction. The information contained in this prospectus supplement and the accompanying prospectus is accurate as of the dates on their respective covers. Our financial condition, results of operations and prospects may have changed since those dates. To the extent required by law, we will amend or supplement the information contained in this prospectus supplement and the accompanying prospectus to reflect any material changes subsequent to the date of this prospectus supplement and the accompanying prospectus and prior to the completion of any offering pursuant to this prospectus supplement and the accompanying prospectus.

SUMMARY

The following summary contains basic information about the offering of shares of our preferred stock pursuant to this prospectus supplement and the accompanying prospectus. It is not complete and may not contain all the information that is important to you. For a more complete understanding of the offering of shares of our preferred stock pursuant to this prospectus supplement, we encourage you to read this entire prospectus supplement and the accompanying prospectus, and the documents to which we have referred in this prospectus supplement and the accompanying prospectus. Together, these documents describe the specific terms of the shares we are offering. You should carefully read the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements included in the accompanying prospectus.

Except where the context requires otherwise, the terms “TICC,” “Company,” “we,” “us” and “our” refer to TICC Capital Corp. together with its subsidiaries, TICC Capital Corp. 2011-1 Holdings, LLC (“Holdings”) and TICC CLO LLC (“Securitization Issuer” or “TICC CLO”); “TICC Management” refers to TICC Management, LLC; and “BDC Partners” refers to BDC Partners, LLC.

Overview

We are a specialty finance company principally providing capital to primarily non-public small- to medium-sized companies. Our investment objective is to maximize our portfolio’s total return. Our primary focus is to seek current income by investing primarily in corporate debt securities. Our debt investments may include bilateral loans (loans where we hold the entirety of a particular loan) and syndicated loans (those where multiple investors hold portions of that loan). We have and may continue to invest in structured finance investments, including collateralized loan obligation (“CLO”) investment vehicles, that own debt securities. We may also seek to provide our stockholders with long-term capital growth through the appreciation in the value of warrants or other equity instruments that we may receive when we make debt investments or equity investments. We may also invest in publicly traded debt and/or equity securities. As a business development company (“BDC”), we may not acquire any asset other than “qualifying assets” unless, at the time we make the acquisition, the value of our qualifying assets represents at least 70% of the value of our total assets.

Our capital is generally used by our portfolio companies to finance organic growth, acquisitions, recapitalizations and working capital. Our investment decisions are based on extensive analysis of potential portfolio companies’ business operations supported by an in-depth understanding of the quality of their recurring revenues and cash flow, variability of costs and the inherent value of their assets, including proprietary intangible assets and intellectual property.

We expect that our investments will generally range from $5 million to $30 million each, although this investment size may vary proportionately as the size of our capital base changes and market conditions warrant, and accrue interest at fixed or variable rates.

While the structures of our investments vary, we invest primarily in the debt of middle-market companies. We seek to invest in entities that, as a general matter, have operated for at least one year prior to the date of our investment and that will, at the time of our investment, have employees and revenues, and are cash flow positive. Many of these companies have financial backing provided by private equity or venture capital funds or other financial or strategic sponsors at the time we make an investment.

On August 10, 2011, we completed a $225.0 million debt securitization financing transaction. The Class A Notes offered in the debt securitization were issued by TICC CLO LLC, a subsidiary of TICC Capital Corp. 2011-1 Holdings, LLC, a direct subsidiary of TICC, and the notes are secured by the assets held by the Securitization

Issuer. The securitization was executed through a private placement of $101.25 million of Aaa/AAA Class A Notes of the Securitization Issuer. Holdings retained all of the subordinated notes, which totaled $123.75 million (the “Subordinated Notes”), and retained all the membership interests in the Securitization Issuer.

We have historically and in the future may continue to borrow funds to make investments. As a result, we may be exposed to the risks of leverage, which may be considered a speculative investment technique. Borrowings, also known as leverage, magnify the potential for gain and loss on amounts invested, and therefore, increase the risks associated with investing in our securities. In addition, the costs associated with our borrowings, including any increase in the management fee payable to our investment adviser, TICC Management, will be borne by our stockholders.

Our investment activities are managed by TICC Management. TICC Management is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). TICC Management is owned by BDC Partners, its managing member, and Charles M. Royce, who holds a minority, non-controlling interest in TICC Management. Jonathan H. Cohen, our Chief Executive Officer, and Saul B. Rosenthal, our President and Chief Operating Officer, are the members of BDC Partners. Under our investment advisory agreement with TICC Management (the “Investment Advisory Agreement”), we have agreed to pay TICC Management an annual base management fee based on our gross assets as well as an incentive fee based on our performance. See “Portfolio Management – Investment Advisory Agreement” in the accompanying prospectus.

We were founded in July 2003 and completed an initial public offering of shares of our common stock in November 2003. We are a Maryland corporation and a closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “1940 Act”). As a business development company, we are required to meet certain regulatory tests, including the requirement to invest at least 70% of our total assets in eligible portfolio companies. See “Regulation as a Business Development Company” in the accompanying prospectus. In addition, we have elected to be treated for federal income tax purposes as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986 (the “Code”).

Our Corporate Information

Our headquarters are located at 8 Sound Shore Drive, Suite 255 Greenwich, Connecticut and our telephone number is (203) 983-5275.

Summary Risk Factors

The value of our assets, as well as the market price of our common stock, will fluctuate. Our investments may be risky, and you may lose all or part of your investment in us. Investing in our common stock involves other risks, including those discussed under the caption “Risk Factors” beginning on page 15 of the accompanying prospectus. In addition, the other information included in this prospectus supplement and the accompanying prospectus contains a discussion of factors you should carefully consider before deciding to invest in shares of our common stock. Some of these risks include:

•	We are dependent upon TICC Management’s key management personnel for our future success, particularly Jonathan H. Cohen and Saul B. Rosenthal.

•	We operate in a highly competitive market for investment opportunities.

•

Because our investments are generally not in publicly traded securities, there is uncertainty regarding the fair value of our investments, which could adversely affect the determination of our net asset value.

•	The lack of liquidity in our investments may adversely affect our business.

•	We may experience fluctuations in our quarterly results.

•	Economic recessions or downturns could impair our portfolio companies and harm our operating results.

•	We are permitted to borrow money, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

•

Regulations governing our operation as a BDC affect our ability to, and the way in which we raise additional capital, which may expose us to risks, including the typical risks associated with leverage.

•	A change in interest rates may adversely affect our profitability.

•	We will be subject to corporate-level income tax if we are unable to qualify as a RIC for federal income tax purposes.

•

Our investment portfolio may be concentrated in a limited number of portfolio companies, which will subject us to a risk of significant loss if any of these companies defaults on its obligations under any of its debt securities that we hold or if the sectors in which we invest experience a market downturn.

•	The sectors in which we invest are subject to many risks, including volatility, intense competition, decreasing life cycles and periodic downturns.

•	Our investments in the companies that we are targeting may be extremely risky and we could lose all or part of our investments.

•	Our incentive fee may induce TICC Management to make speculative investments.

•	Our investments in CLO vehicles may be riskier and less transparent than direct investments in portfolio companies.

•	Our common stock price may be volatile.

•	Our shares of common stock have traded at a discount from net asset value and may do so in the future.

•	You may not receive dividends or our dividends may decline or may not grow over time.

•	The impact of recent financial reform legislation on us is uncertain.

•

The recent downgrade of the U.S. credit rating and uncertainty about the financial stability of several countries in the European Union (EU) could have a significant adverse effect on our business, results of operations and financial condition.

•	If we issue preferred stock, the net asset value and market value of our common stock may become more volatile.

•	Holders of any preferred stock we might issue would have the right to elect members of the board of directors and class voting rights on certain matters.

•	We are subject to risks associated with the debt securitization financing transaction.

The Offering

Shares of Series [ ] Preferred Stock Offered by Us	shares, excluding shares of preferred stock issuable pursuant to the overallotment often granted to the Underwriters.

Shares of Series [ ] Preferred Stock Outstanding after this Offering	shares excluding shares of preferred stock issuable pursuant to the overallotment often granted to the Underwriters.

Use of Proceeds	We intend to use the net proceeds from selling our securities for general corporate purposes, which includes investing in debt and equity securities, repayment of any outstanding indebtedness and other general corporate purposes. See “Use of Proceeds” in this prospectus supplement for more information.

Dividend Rate	% per annum

Dividend Payment Dates	, , and or each year, commencing on ,

Record Dates	, , and

[ ] symbol	“ ”

Liquidation Preference	The liquidation preference of our preferred stock is $ per share.

Restrictions on Dividend, Redemption and Other Payments	No full dividends and distributions will be declared or paid on the preferred stock for any dividend period, or a part of a dividend period, unless the full cumulative dividends and distributions due through the most recent dividend payment dates for all outstanding shares of preferred stock have been, or contemporaneously are, declared and paid through the most recent dividend payment dates for each series of preferred stock. If full cumulative dividends and distributions due have not been paid on all outstanding preferred stock of any series, any dividends and distributions being declared and paid on preferred stock will be declared and paid as nearly pro rata as possible in proportion to the respective amounts of dividends and distributions accumulated but unpaid on the shares of each such series of preferred stock on the relevant dividend payment date. No holders of preferred stock will be entitled to any dividends and distributions in excess of full cumulative dividends and distributions as provided in the Certificate of Designations.

Optional Redemption	The preferred stock may be redeemed, in whole or in part, at any time after , at a redemption price per share equal to the applicable percentage set forth below multiplied by the sum of the liquidation preference per share plus accrued but unpaid dividends not previously added to the liquidation preference on such share.

Year Applicable Percentage %

Redemption at the Option of the Holder	On and after , , each holder of our preferred stock will have the right to require us to repurchase all or any part of such holder’s preferred stock at a purchase price per share equal to % of the sum of the liquidation preference per share plus accrued but unpaid dividends. In addition, each holder of our preferred stock will have the right to require us to repurchase all or any part of such holder’s preferred stock at a purchase price per share equal to % of the sum of the liquidation preference per share plus accrued but unpaid dividends upon the occurrence of certain fundamental changes.

Voting Rights	Voting rights associated with the preferred stock are described under the heading “Description of Preferred Stock—Voting Rights.”

Rating	The preferred stock is not rated.

Conversion	[Describe any applicable conversion provisions set forth in the Certificate of Designations.]

Exchange	[Describe any applicable exchange provisions set forth in the Certificate of Designations.]

Material U.S. Federal Income Tax Consequences	[Insert summary disclosure regarding federal income tax consequences of an investment in the preferred stock.]

RISK FACTORS

Investing in our securities involves a number of significant risks. Before you invest in our securities, you should be aware of various risks, including those described below and those set forth in the accompanying prospectus. You should carefully consider these risk factors, together with all of the other information included in this prospectus supplement and the accompanying prospectus, before you decide whether to make an investment in our securities. The risks set out below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur, our business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, our net asset value and the trading price of our common stock could decline, and you may lose all or part of your investment. The risk factors described below, together with those set forth in the accompanying prospectus, are the principal risk factors associated with an investment in us as well as those factors generally associated with an investment company with investment objectives, investment policies, capital structure or trading markets similar to ours.

[Market yields may increase, which would result in a decline in the price of our preferred stock.

The prices of fixed income investments, such as our preferred stock, vary inversely with changes in market yields. The market yields on securities comparable to our preferred stock may increase, which could result in a decline in the secondary market price of our preferred stock prior to the term redemption date. See “Description of Preferred Stock—Dividends and Dividend Periods”.]

[Prior to this offering, there has been no public market for our preferred stock, and we cannot assure you that the market price of our preferred stock will not decline following the offering.

We cannot assure you that a trading market will develop for our preferred stock after this offering or, if one develops, that such trading market can be sustained. [During a period of up to          days from the date of this prospectus supplement, the preferred stock will not be listed on any securities exchange. During this period, the underwriters do not intend to make a market in our preferred stock. Consequently, an investment in our preferred stock during this period will likely be illiquid and holders thereof may not be able to sell such shares as it is unlikely that a secondary market for our preferred stock will develop during this period. If a secondary market does develop during this period, holders of our preferred stock may be able to sell such shares only at substantial discounts from liquidation preference.] [Application has been made to list our preferred stock on                          [so that trading on the exchange will begin within          days from the date of this prospectus supplement, subject to notice of issuance]. If we are unable to list the preferred stock on a national securities exchange, holders thereof may be unable to sell such shares at all, or if they are able to, only at substantial discounts from liquidation preference. Even after the preferred stock is listed on                      as anticipated, there is a risk that the market for such shares may be thinly traded and relatively illiquid compared to the market for other types of securities, with the spread between the bid and asked prices considerably greater than the spreads of other securities with comparable terms and features.]]

[The preferred stock are unrated securities.

We do not intend to have the preferred stock rated by any rating agency. Unrated securities typically trade at a discount to similar, rated securities, depending on the rating of the rated securities. As a result, there is a risk that the preferred stock may trade at a price that is lower than what they might otherwise trade at if rated by a rating agency.]

[The preferred stock will be subordinate to the rights of holders of senior indebtedness.

While holders of our preferred stock will have equal liquidation and distribution rights to any other preferred stock that might be issued by us, they will be subordinated to the rights of holders of senior indebtedness, if any. Therefore, dividends, distributions and other payments to holders of our preferred stock in liquidation or otherwise may be subject to prior payments due to the holders of senior indebtedness. In addition, the 1940 Act may provide debt holders with voting rights that are superior to the voting rights of the preferred stock.]

[Insert any additional relevant risk factors not included in the base prospectus.]

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that you will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Except where the context suggests otherwise, whenever this prospectus supplement and the accompanying prospectus contains a reference to fees or expenses paid by “us” or “TICC,” or that “we” will pay fees or expenses, you will indirectly bear such fees or expenses as an investor in TICC.

Stockholder transaction expenses:
Sales load (as a percentage of offering price)	%(1)
Offering expenses borne by us (as a percentage of offering price)	%(2)
Dividend reinvestment plan expenses	None (3)
Preferred Stock Offering Expenses Borne by Holders of Common Stock	—%

Total stockholder transaction expenses (as a percentage of offering price)%

Annual expenses (as a percentage of net assets attributable to common stock):
Base management fee	[ ]%(4)
Incentive fees payable under our investment advisory agreement	[ ]%(5)
Interest payments on borrowed funds	[ ]%(6)
Acquired fund fees and expenses	[ ]%(7)
Other expenses (estimated)	[ ]%(8)

Total annual expenses (estimated)	[ ]%(9)

EXAMPLE

The following example, required by the SEC, demonstrates the projected dollar amount of total cumulative expenses that would be incurred over various periods with respect to a hypothetical investment in us. In calculating the following expense amounts, we assumed we would maintain the current amount of leverage, that our operating expenses would remain at the levels set forth in the table above, that we pay the transaction expenses set forth in the table above, including a sales load of         % paid by you (the commission to be paid by us with respect to common stock sold by us in this offering).

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return	$	$	$	$

The example and the expenses in the tables above should not be considered a representation of our future expenses, and actual expenses may be greater or less than those shown. Moreover, while the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The incentive fee under the Investment Advisory Agreement, which, assuming a 5% annual return, would either not be payable or have a de minimis effect, is not included in the example. If we achieve sufficient returns on our investments to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher. In addition, while the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan may receive shares valued at the market price in effect at that time. This price may be at, above or below net asset value. See “Dividend Reinvestment Plan” in the accompanying prospectus for additional information regarding our dividend reinvestment plan.

(1)	Represents the commission with respect to the shares of our preferred stock being sold in this offering, which we will pay to in connection with sales of shares of our preferred stock effected by in this offering.
(2)	The offering expenses of this offering are estimated to be approximately $ .
(3)	The expenses of the dividend reinvestment plan are included in “other expenses.”
(4)	Assumes gross assets of [$420.7] million and [$101.25] million of leverage, and assumes net assets of [$305.8] million. Our base management fee payable under the Investment Advisory Agreement is based on our gross assets, which is defined as all the assets of TICC, including those acquired using borrowings for investment purposes. Because we use borrowings for investment purposes, it has the effect of increasing our gross assets upon which our base management fee is calculated, while our net assets remain unchanged. See “Portfolio Management—Investment Advisory Agreement” in the accompanying prospectus.
(5)	Assumes that annual incentive fees earned by TICC Management remain consistent with the incentive fees earned by TICC Management during the nine-month period ended [September 30, 2011]. In subsequent periods, incentive fees would increase if, and to the extent that, we earn greater interest income through our investments in portfolio companies and realize additional capital gains upon the sale of warrants or other equity investments in such companies. The incentive fee consists of two parts. The first part, which is payable quarterly in arrears, equals 20.0% of the excess, if any, of pre-incentive fee net investment income over an annual hurdle rate (equal to the interest rate payable on a five-year U.S. Treasury Note plus 5%, up to a maximum of 10%). The second part of the incentive fee equals 20.0% of our net realized capital gains for the calendar year less any unrealized capital losses for such year and will be payable at the end of each calendar year. For a more detailed discussion of the calculation of this fee, see “Portfolio Management—Investment Advisory Agreement” in the accompanying prospectus.
(6)	Assumes that we maintain our current level of [$101.25] million of outstanding borrowings as of [September 30, 2011]. Interest payments on borrowed funds represents the Company’s annualized interest expense as of [September 30, 2011] and includes interest payable on the notes issued by the Securitization Issuer. For the three months ended [September 30, 2011], the effective annualized average interest rate, which includes all interest and amortization of discount and debt issuance costs on the debt securitization financing transaction, was 3.0%. Debt issuance costs represent fees and other direct incremental costs incurred in connection with the debt securitization financing transaction. We may also issue preferred stock, which may be considered a form of leverage, pursuant to our current shelf registration statement. In the event we were to issue preferred stock, our borrowing costs, and correspondingly our total annual expenses, including our base management fee as a percentage of our net assets, would increase. For example, if we were to issue $100,000,000 of preferred stock with a preferred rate equal to [8.0]%, our base management fee as a percentage of our net assets and our interest payments on borrowed funds would be approximately [3.41]% and [3.61]%, respectively, and our total annual expenses would be approximately [9.93]%.
(7)	Reflects the estimated annual base collateral manager fees that will be indirectly incurred by us in connection with our investments in CLO equity tranches based upon the CLO equity investments held as of [September 30, 2011]. Base collateral manager fees are charged on the total assets of the CLO vehicle, including the assets acquired with borrowed funds, but are assumed to be paid from the residual cash flows after interest payments to the senior debt tranches. Therefore, these base collateral manager fees (which are generally 0.50% to 0.55% of total assets) are effectively much higher when allocated only to the equity tranches. The calculation does not include any other operating expense ratios of the CLO vehicles, as these amounts are not routinely reported to shareholders on a basis consistent with this methodology; however, it is estimated that additional operating expenses of approximately 0.5% to 1.0% could be incurred. As a result of our investments in such CLO equity investments, our stockholders will be required to pay two levels of fees and expenses in connection with their investment in our common stock, including fees payable under our Investment Advisory Agreement and fees and expenses charged to us on the CLO equity tranches in which we are invested.
(8)	Assumes that the amount of operating expenses payable by TICC remains consistent with the operating expenses incurred by TICC during the nine-month period ended [September 30, 2011].
(9)	The holders of shares of our common stock (and not the holders of our debt securities or preferred stock, if any) indirectly bear the cost associated with our annual expenses.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement and the accompanying prospectus contains forward-looking statements that involve substantial risks and uncertainties. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about our company, our current and prospective portfolio investments, our industry, our beliefs, and our assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” and variations of these words and similar expressions are intended to identify forward-looking statements. The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of investments that we expect to make;

•	our contractual arrangements and relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	the adequacy of our cash resources and working capital; and

•	the timing of cash flows, if any, from the operations of our portfolio companies.

These statements are not guarantees of future performance and are subject to risks, uncertainties, and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including without limitation:

•	an economic downturn could impair our portfolio companies’ ability to continue to operate, which could lead to the loss of some or all of our investments in such portfolio companies;

•	a contraction of available credit and/or an inability to access the equity markets could impair our lending and investment activities;

•	interest rate volatility could adversely affect our results, particularly if we elect to use leverage as part of our investment strategy;

•

currency fluctuations could adversely affect the results of our investments in foreign companies, particularly to the extent that we receive payments denominated in foreign currency rather than U.S. dollars; and

•

the risks, uncertainties and other factors we identify in “Risk Factors” in the accompanying prospectus and elsewhere in this prospectus supplement, the accompanying prospectus and in our filings with the SEC.

Although we believe that the assumptions on which these forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate, and as a result, the forward-looking statements based on those assumptions also could be inaccurate. Important assumptions include our ability to originate new loans and investments, certain margins and levels of profitability and the availability of additional capital. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this prospectus supplement or the accompanying prospectus should not be regarded as a representation by us that our plans and objectives will be achieved. These risks and uncertainties include those described or identified in “Risk Factors” in the accompanying prospectus and elsewhere in this prospectus supplement and the accompanying prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the respective dates of this prospectus supplement and the accompanying prospectus. However, we will update this prospectus supplement and the accompanying prospectus to reflect any material changes to the information contained herein. The forward-looking statements contained in this prospectus supplement and the accompanying prospectus are excluded from the safe harbor protection provided by Section 27A of the Securities Act of 1933, as amended, or the “Securities Act.”

CAPITALIZATION

The following table sets forth:

•	the actual capitalization of TICC Capital Corp. at , 20 ; and

•

the pro forma capitalization of TICC Capital Corp. to give effect to the sale of                 shares of our preferred stock in this offering based on the public offering price of $             per share, after deducting the underwriting discounts and commissions of $             million payable by us and estimated offering expenses of approximately $             payable by us.

This table should be read in conjunction with “Use of Proceeds” included in this prospectus supplement and our “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and financial statements and notes thereto included in the accompanying prospectus.

As of , 20
	TICC Capital Corp.	TICC Capital Corp.
	Actual	Pro Forma(1)
	(in thousands)	(in thousands)
Assets:
Cash and cash equivalents	$	$
Investments at fair value	$	$
Other assets	$	$
Total assets	$	$
Liabilities:
Notes payable net of discount	$	$
Other Liabilities	$	$

Total Liabilities	$	$

Stockholders’ equity:
Common stock, par value $0.01 per share; shares authorized, shares issued and outstanding, shares issued and outstanding, as adjusted, respectively		$
Preferred stock, par value $0.001 per share; 100,000,000 shares authorized, shares issued and outstanding, shares issued and outstanding, as adjusted, respectively		$

Capital in excess of par value		$
Total stockholders’ equity		$

(1)	We may change the size of this offering based on demand and market conditions. A $0.50 increase (decrease) in the assumed offering price per share would increase (decrease) net proceeds to us from this offering by $[ ] million, assuming the number of shares offered by us as set forth on the cover page of this prospectus supplement remains the same, after deducting the underwriting discount and estimated expenses payable by us. Any additional proceeds to us resulting from an increase in the public offering price or the number of shares offered pursuant to this prospectus supplement will increase our cash and cash equivalents on an as adjusted basis and will be used as described in “Use of Proceeds.”

USE OF PROCEEDS

We intend to use the net proceeds from the sale of our securities pursuant to this prospectus supplement for general corporate purposes, which may include investing in debt or equity securities in primarily privately negotiated transactions, acquisitions and other general corporate purposes.

We estimate that it will take [        ] to [        ] months for us to substantially invest the net proceeds of any offering made pursuant to this prospectus supplement, depending on the availability of attractive opportunities and market conditions. However, we can offer no assurance that we will be able to achieve this goal.

Pending these uses, we will invest such net proceeds primarily in cash, cash equivalents, and U.S. government securities and other high-quality debt investments that mature in one year or less, which are consistent with maintaining our election as a RIC. These temporary investments are expected to provide a lower net return than we hope to achieve from our target investments. The management fee payable by us to our investment adviser will not be reduced while our assets are invested in such securities

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

[Insert information required by Item 503(d) of Regulation S-K at time of offering.]

DESCRIPTION OF THE PREFERRED STOCK

The following is a brief description of the terms of our preferred stock. This is not a complete description and is subject to and entirely qualified by reference to our articles of incorporation, as amended, and the certificate of designations setting forth the terms of the preferred stock. These documents are filed with the SEC as exhibits to our registration statement of which this prospectus supplement is a part, and the Certificate of Designations is attached as Appendix A to this prospectus supplement.

General

At the time of issuance the Preferred Stock will be fully paid and non-assessable and have no preemptive, conversion or exchange rights or rights to cumulative voting. The Preferred Stock and all other preferred stock that we may issue from time to time in accordance with the 1940 Act, if any, are senior as to dividends and distributions to our common stock. We may issue additional series of preferred stock in the future to the extent permitted under the 1940 Act.

Dividends

Holders of our Preferred Stock are entitled to receive dividends per shares in an amount equal to         % per annum, or the dividend rate. Dividends will be payable quarterly in arrears                      on         ,         ,         ,         ,         , and         ,          (each, a “Dividend Payment Date”), commencing on                         ,          to holders of record as of the immediately preceding             ,             ,              and             . [In addition, in the event a cash dividend or other distribution in cash is declared on our common stock, holders of our Preferred Stock will be entitled to receive an additional amount equal to the liquidation preference divided by                 , as may be adjusted from time to time, times the cash amount per share distributed or to be distributed in respect of our common stock.]

Dividends payable at the dividend rate will begin to accrue and be cumulative from                         ,         , whether or not we have funds legally available for such dividends or such dividends are declared, and shall compound on each Dividend Payment Date (i.e., no dividends shall accrue on other dividends unless and until the first Dividend Payment Date for such other dividends has passed without such other dividends having been paid on such date). Dividends that are payable on the Preferred Stock on any Dividend Payment Date shall be payable to holders of record of the Preferred Stock as they appear on the stock register of the Company on the record date for such dividend.

Dividends on our Preferred Stock will be computed on the basis of a [360-day year consisting of twelve 30-day months]. The amount of dividends payable on our preferred stock on any date prior to the end of a dividend period, and for the initial dividend period, will be computed on the basis of a [360-day year consisting of twelve 30-day months, and actual days elapsed over a 30-day month].

Cash dividends will be paid only to the extent we have assets legally available for such payment and only when authorized by our Board of Directors and declared by us. Dividends not paid in cash will be added to the liquidation preference.

We will not declare any dividend (other than a dividend payable in common stock) or other distribution on our common stock or purchase any common stock unless at the time of the declaration of such dividend or distribution or at the time of any such purchase we have an asset coverage of at least 200%, as computed in accordance with the 1940 Act, after deducting the amount of such dividend, distribution or purchase price.

Voting Rights

Except for matters that do not require the vote of holders of the Preferred Stock under the 1940 Act and except as otherwise provided in the certificate of incorporation or bylaws, in the Certificate of Designation or as otherwise required by applicable law, (1) each holder of Preferred Stock will be entitled to one vote for each share of Preferred Stock held on each matter submitted to a vote of stockholders of the Company and (2) the holders of outstanding Preferred Stock and shares of Common Stock shall vote together as a single class on all matters submitted to stockholders. Notwithstanding the foregoing, the holders of the Preferred Stock, voting as a separate class, will have the right to elect [two] members of the Board of Directors. The holders of outstanding shares of common stock together with the holders of outstanding shares of Preferred Stock, voting together as a single class, will elect the remaining members of the Board of Directors.

In addition, in the event that dividends on the Preferred Stock are unpaid in an amount equal to two full years’ dividends on the Preferred Stock, we will increase the size of our Board of Directors such that the holders of the Preferred Stock, voting as a separate class, will have the ability to elect a majority of the members of the Board of Directors until such time as all dividends in arrears shall have been paid or otherwise provided for at which point the size of the Board of Directors shall be decreased and the term of such additional directors shall terminate.

During the period in which any shares of Preferred Stock are outstanding, we will not, without the affirmative vote of the holders of a majority of the outstanding shares of Preferred Stock determined with reference to a “majority of outstanding voting securities” as that term is defined in Section 2(a)(42) of the 1940 Act (a “1940 Act Majority”), voting as a separate class:

•

amend, alter or repeal any of the preferences, rights or powers of the Preferred Stock so as to affect materially and adversely such preferences, rights or powers [(for purposes of the foregoing, no matters shall be deemed to adversely affect any right, preference or power unless such matter (i) alters or abolishes any preferential right of the Series [            ] Preferred Stock; (ii) creates, alters or abolishes any right in respect of redemption of the Series [            ] Preferred Stock; or (iii) creates or alters (other than to abolish) any restriction on transfer applicable to the Series [            ] Preferred Stock)]; or

•

create, authorize or issue shares of any class of capital stock ranking senior to or on a parity with the Preferred Stock with respect to the payment of dividends or the distribution of assets, or any securities convertible into, or warrants, options or similar rights to purchase, acquire or receive, such shares of capital stock ranking senior to or on a parity with the Preferred Stock or reclassify any authorized shares of our capital stock into any shares ranking senior to or on a parity with the Preferred Stock (except that, notwithstanding the foregoing, the Board of Directors, without the vote or consent of the holders of the shares of Series [            ] Preferred Stock may from time to time authorize, create and classify, and the Company, to the extent permitted by the 1940 Act, may from time to time issue, shares or series of preferred stock ranking on a parity with the Series [            ] Preferred Stock with respect to the payment of dividends and the distribution of assets upon dissolution, liquidation or winding up of the affairs of the Company, and may authorize, reclassify and/or issue any additional Series [            ] Preferred Stock, including shares previously purchased or redeemed by the Company); provided that any such class of Capital Stock shall be created, authorized or issued only to the extent permitted by the 1940 Act).

The affirmative vote of the holders of a 1940 Act Majority of the outstanding shares of Preferred Stock , voting as a separate class, will be required to approve any plan of reorganization (as such term is used in the 1940 Act) adversely affecting such shares or any action requiring a vote of our security holders under Section 13(a) of the 1940 Act.

Redemption

Optional Redemption. The Preferred Stock may be redeemed, in whole or in part, at any time after             ,     , at our option, upon giving notice of redemption at a redemption price per share equal to the applicable percentage set forth below multiplied by the sum of the liquidation preference per share plus accrued but unpaid dividends not previously added to the liquidation preference on such share. The following redemption prices are for shares of Preferred Stock redeemed during the     -month period commencing on              of the years set forth below:

Year      Applicable Percentage

Redemption at the Option of the Holder. Upon the occurrence of certain bankruptcy events or the delisting of our common stock from a national securities exchange, each holder of the Preferred Stock will have the right to require us to repurchase all or any part of the holder’s Preferred Stock at a purchase price per share equal to         % of the sum of the liquidation preference per share plus accrued but unpaid dividends not previously added to the liquidation preference on such share.

On and after                         ,         , each holder of the Preferred Stock will have the right, by providing written notice to us, to require us to repurchase all or any part of the holder’s Preferred Stock at a purchase price equal to % of the sum of the liquidation preference per share plus accrued but unpaid dividends not previously added to the liquidation preference on such share.

Partial Redemption. In case of any partial redemption of the preferred stock, the shares to be redeemed will be selected pro rata. Subject to the provisions of the Certificate of Designation, we have full power and authority to prescribe the terms and conditions upon which shares of preferred stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

Redemption Procedures. We will provide notice of any redemption of the preferred stock by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on our books and through any means required under the 1940 Act. Such mailing shall be at least          days and not more than          days before the date fixed for redemption.

Liquidation

Upon any liquidation, dissolution or winding up by us, whether voluntary or involuntary, the holders of shares of our preferred stock will be entitled to be paid (before any distribution or payment is made upon any shares of common stock) the liquidation preference per share. However, if upon liquidation, the available funds and assets to be distributed among the holders of our Preferred Stock are insufficient to permit payment in full of the liquidation preference per share, then our entire available funds and assets upon liquidation shall be distributed ratably among the holders on a pro rata basis.

If there are any of our available funds or assets upon liquidation remaining after the payment or distribution to the holders of the Preferred Stock of their full preferential amounts described above, all such remaining available funds and assets shall be distributed as follows: [describe applicable payment priority provisions].

Modification

Without the consent of any holders of the Preferred Stock, we, when authorized by resolution of the Board of Directors may amend or modify these terms of the Preferred Stock to cure any ambiguity, correct or supplement any provision herein which may be inconsistent with any other provision in the Certificate of Designation, make any other provisions with respect to matters or questions arising under these terms of the Preferred Stock that are not inconsistent with the provisions in the Certificate of Designation.

UNDERWRITING

[                         ] is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated [                ], each underwriter named below severally agrees to purchase the number of securities indicated in the following table:

Underwriter	Number of Shares

Total

The underwriters are committed to take and pay for all of the shares being offered, if any are purchased, other than the shares covered by the option described below.

Over-allotment Option

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional [            ] shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

Commissions and Discounts

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

Paid by TICC Capital Corp.	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. If all the shares are not sold at the public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We estimate that our share of the total expenses of the offering, excluding the underwriting discount, will be approximately $[                ].

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Lock-up Agreements

We, TICC Management, BDC Partners and our officers and directors have agreed with the underwriters, subject to certain exceptions, not to issue, sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus supplement continuing through the date 90 days after the date of this prospectus supplement, except with the prior written consent of [            ].

The 90-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 90-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 90-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Price Stabilizations and Short Positions

In connection with the offering, [                    ], on behalf of the underwriters, may purchase and sell securities in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the security in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of securities made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased securities sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our securities, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our securities. As a result, the price of the securities may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Select Market, in the over-the-counter market or otherwise.

Potential Conflicts of Interest

The underwriters and their affiliates have provided, or may in the future provide, various investment banking, commercial banking, financial advisory, brokerage and other services to us and our affiliates for which services they have received, and may in the future receive, customary fees and expense reimbursement. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Sales Outside the U.S.

No action has been taken in any jurisdiction (except in the U.S.) that would permit a public offering of the securities, or the possession, circulation or distribution of this prospectus supplement, the accompanying prospectus or any other material relating to us or the securities in any jurisdiction where action for that purpose is required. Accordingly, the securities may not be offered or sold, directly or indirectly, and none of this prospectus supplement, the accompanying prospectus or any other offering material or advertisements in connection with the securities may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Each of the underwriters may arrange to sell securities offered hereby in certain jurisdictions outside the United States, either directly or through affiliates, where they are permitted to do so. In that regard, [            ] may arrange to sell securities in certain jurisdictions through an affiliate, [                        ], or [                ]. [              ] is a wholly-owned indirect subsidiary of [                ] and an affiliate of [                        ]. [                        ] is a U.K. incorporated investment firm regulated by the Financial Services Authority. [                    ] is the trade name for certain corporate and investment banking services of [                ] and its affiliates, including [                ] and [                ].

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for us by Sutherland Asbill & Brennan LLP, Washington, DC. Certain legal matters in connection with the offering will be passed upon for the underwriters by                     .

EXPERTS

The financial statements as of [                    ] and [        ] and for each of the three years in the period ended [                    ] included in this prospectus supplement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form N-2 together with all amendments and related exhibits under the Securities Act. The registration statement contains additional information about us and the securities being offered by this prospectus supplement and the accompanying prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You can inspect any materials we file with the SEC, without charge, at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The information we file with the SEC is available free of charge by contacting us at 8 Sound Shore Drive, Suite 255, Greenwich, CT 06830 or by telephone at (203) 983-5275 or on our website at http://www.ticc.com. The SEC also maintains a website that contains reports, proxy statements and other information regarding registrants, including us, that file such information electronically with the SEC. The address of the SEC’s web site is http://www.sec.gov. Information contained on our website or on the SEC’s web site about us is not incorporated into this prospectus supplement or the accompanying prospectus and you should not consider information contained on our website or on the SEC’s website to be part of this prospectus supplement or the accompanying prospectus.

$[                        ]

TICC Capital Corp.

Preferred Stock

P R E L I M I N A R Y    P R O S P E C T U S    S U P P L E M E N T

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